Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 T +1 212 259-8000 F +1 212 259-6333

March 23, 2012

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Prestige Brands, Inc.
Soliciting Material filed under Rule 14a-12 by Genomma Lab
Internacional, S.A.B. de C.V.
Filed March 16, 2012
File No. 1-32433

Dear Ms. Kim:

On behalf of Genomma Lab Internacional, S.A.B. de C.V. (the “Filing Party”), we have set forth below responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 19, 2012, to Michael L. Fitzgerald, Esq. of Dewey & LeBoeuf LLP.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Soliciting Material filed under Rule 14a-12

1.   In future filings, please revise the cover page of the Schedule 14A to include the nominees as participants in the solicitation.

      The Filing Party respectfully advises the Staff that it does not believe that it is necessary to list the nominees on the Schedule 14A cover page.  The Filing Party notes that there are numerous examples of contested elections where neither the subject company’s nominees nor the potential acquirer’s nominees are listed on the Schedule 14A cover page.  In addition, the Filing Party is making the solicitation and is responsible for the adequacy and accuracy of the disclosures in any filings that the Filing Party will make with the Commission in connection with the proxy solicitation.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

New York   |   London multinational partnership   |   Washington, DC
Albany   |   Almaty   |   Beijing   |   Boston   |   Brussels   |   Chicago   |   Doha   |   Dubai
 Frankfurt   |   Hong Kong   |   Houston   |   Johannesburg  (pty ) ltd.  |   Los Angeles   |   Madrid   |   Milan   |   Moscow
Paris multinational partnership   |   Riyadh affiliated office   |   Rome   |   San Francisco   |   Silicon Valley   |   Warsaw

March 23, 2012

Because the nominees are independent of both the Filing Party and Prestige Brands Holdings, Inc. (“Prestige”), they are not in a position to verify the adequacy or accuracy of certain disclosures and therefore should not be responsible for such disclosures.  Finally, the Filing Party respectfully advises the Staff that the Filing Party’s nominees have been included as participants because of Instruction 3(a)(ii) to Item 4 of Schedule 14A.  As such, the Filing Party does not believe that the restriction against any person from soliciting proxies without filing a Schedule 14A pursuant to Section 14(a) and Regulation 14A of the Securities Exchange Act of 1934, as amended, is applicable to the Filing Party’s nominees.

2.   We note you indicate that you “may” file a proxy statement and, in the process, this implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing party will either (i) refrain from using such non-committal language in future communications by affirmatively stating its intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Prestige Brands Holdings, Inc. security holders.

      The Filing Party acknowledges the Staff’s comment and confirms that it will either (i) refrain from using non-committal language in future communications, such as statements that the Filing Party “may” file a proxy statement, by affirmatively stating its intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation l4A to future communications; or (iii) refrain from its public solicitation activities of Prestige security holders.

3.   We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement.  Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests.

March 23, 2012

      The Filing Party acknowledges the Staff’s comment and confirms that in such future filings it will describe any direct or indirect interests or refer to such participant information in another filed document that is available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available, and, in particular, will not refer to such participant information in disclosure documents to be filed at some future time.

*           *           *

      We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Party that: (1) the Filing Party is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Party may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

      If you have any questions or if the Staff has further comment, please call Michael L. Fitzgerald (tel: 212-259-6888) of Dewey & LeBoeuf LLP.

Sincerely,
/s/ Michael L. Fitzgerald
Michael L. Fitzgerald

cc:	Genomma Lab Internacional, S.A.B. de C.V.
Óscar Villalobos Torres